UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 1)

Under the Securities Exchange Act of 1934

Wentworth VII, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

None

(CUSIP Number)

Luca Toscani
c/o Keating Asia, Inc.
Floor 35/ Suite 3506
Grand Gateway, Tower 2
3 Hongqiao Road
Shanghai 200030
China

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Luca Toscani

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3)......PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization ..... Italy

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ............................... 400,000

	8.	Shared Voting Power .........…………4,375,000 (See Item 5)

	9.	Sole Dispositive Power........................... 400,000

	10.	Shared Dispositive Power ..................... 4,375,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person .... 4,775,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) .............77.02%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13DA relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Wentworth VII, Inc., whose principal executive offices are located at 190 Lakeview Way, Vero Beach, FL 32963 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Luca Toscani (the “Reporting Person”).

(b) The business address of the Reporting Person is Keating Asia Inc., Floor 35 / Suite 3506, Grand Gateway, Tower 2, 3 Hongqiao Road, Shanghai 200030, China.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is director of Keating Asia Inc., located at Floor 35 / Suite 3506, Grand Gateway, Tower 2, 3 Hongqiao Road, Shanghai 200030, China.

(d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of Italy.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 400,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $20,000.00. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

The Reporting Person acquired 400,000 shares of Common Stock as a private investment.

Item 5. Interest in Securities of the Issuer.

(a) Keating Asia Inc. is the record owner of 4,375,000 shares of Common Stock. As of the date hereof, the Reporting Person is the director of Keating Asia Inc. and has voting and investment control of the shares of Common Stock owned by Keating Asia Inc. Accordingly, the Reporting Person beneficially owns such 4,375,000 shares of Common Stock owned of record by Keating Asia Inc. The Reporting Person also beneficially owns 400,000 shares of Common Stock which were purchased on February 15, 2008. Therefore, the Reporting Person beneficially owns an aggregate of 4,775,000 shares of Common Stock, representing 77.02% of the outstanding shares of Common Stock.

(b) The Reporting Person has shared control over the right to vote and dispose, or direct the disposition, of the 4,375,000 shares of Common Stock owned by Keating Asia Inc. The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 400,000 shares of Common Stock acquired by the Reporting Person.

(c) The 400,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective February 15, 2008.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 400,000 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 3, 2008

/s/ Luca Toscani
Luca Toscani